

Entergy Corporation

41st Edison Electric Institute Financial Conference

November 2006



Safe Harbor and Reg G Compliance

In this presentation and from time to time, Entergy Corporation makes statements concerning its expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although Entergy Corporation believes that these forward-looking statements and the underlying assumptions are reasonable, it cannot provide assurance that they will prove correct. Except to the extent required by the federal securities laws, Entergy Corporation undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties, and there are factors that could cause actual results to differ materially from those expressed or implied in these statements. Some of those factors (in addition to the risk factors in the Form 10-K as well as others described in the Form 10-Q for Entergy Corporation and its affiliates and in subsequent securities filings) include: resolution of pending and future rate cases and negotiations, including various performance-based rate discussions and implementation of new Texas legislation, and other proceedings, including those related to the Entergy System Agreement, Entergy's utilities' supply plan, recovery of storm costs, and recovery of fuel and purchased power costs, Entergy's utilities' ability to manage its operation and maintenance costs, the performance of Entergy's utility and non-utility generating plants, and particularly the capacity factor at its nuclear generating facilities, prices for power generated by Entergy's unregulated generating facilities, the ability to hedge, sell power forward or otherwise reduce the market price risk associated with those facilities, including the Non-Utility Nuclear plants, and the prices and availability of fuel and power Entergy's utilities must purchase for their customers, and Entergy's utilities' ability to meet credit support requirements for fuel and power supply contracts, Entergy Corporation's ability to develop and execute on a point of view regarding prices of electricity, natural gas, and other energy-related commodities, changes in the financial markets, particularly those affecting the availability of capital and Entergy Corporation's ability to refinance existing debt, execute its share repurchase program, and fund investments and acquisitions, actions of rating agencies, including changes in the ratings of debt and preferred stock, changes in general corporate ratings, and changes in the rating agencies' ratings criteria, changes in inflation, interest rates, and foreign currency exchange rates, Entergy Corporation's ability to purchase and sell assets at attractive prices and on other attractive terms, volatility and changes in markets for electricity, natural gas, uranium, and other energy-related commodities, changes in utility regulation, including the beginning or end of retail and wholesale competition, the ability to recover net utility assets and other potential stranded costs, the establishment of a regional transmission organization that includes the areas served by Entergy's utilities, and the application of market power criteria by the Federal Energy Regulatory Commission, changes in regulation of nuclear generation facilities and nuclear materials and fuel, including possible shutdown of nuclear generating facilities, particularly those in the northeastern United States, uncertainty regarding the establishment of interim or permanent sites for spent nuclear fuel storage and disposal, resolution of pending or future applications for license extensions or modifications of nuclear generating facilities, changes in law resulting from federal energy legislation, including the effects of the Public Utilities Holding Company Act of 1935 repeal, changes in environmental, tax, and other laws, including requirements for reduced emissions of sulfur, nitrogen, carbon, mercury, and other substances, the economic climate, particularly growth in the areas served by Entergy's utilities, variations in weather and the occurrence of hurricanes and other storms and disasters, including uncertainties associated with efforts to remediate the effects of Hurricanes Katrina and Rita and recovery of costs associated with restoration including Entergy's utilities' ability to obtain financial assistance from governmental authorities in connection with these storms, the outcome of the Chapter 11 bankruptcy proceeding of Entergy New Orleans, Inc. and the impact of this proceeding on other Entergy companies, advances in technology, the potential effects of threatened or actual terrorism and war, the effects of Entergy Corporation's strategies to reduce tax payments, the effects of litigation and government investigations, changes in accounting standards, corporate governance, and securities law requirements, Entergy Corporation's ability to attract and retain talented management and directors.

This presentation includes non-GAAP measures of operational earnings, operational dividend payout ratio, operational ROIC, and cash available when describing Entergy's results of operations and financial performance. We have prepared a reconciliation of these measures to the most directly comparable GAAP measures. These reconciliations can be found in the appendix.

Entergy

Geographic Scale

Entergy's Businesses
- **30,000 MW electric generating capacity**
- **2nd largest U.S. nuclear generator**
- **2.7 million customers**
- **$10 billion revenues**
- **14,000 employees**

Entergy Nuclear
- ▲ **5 non-utility units owned at 4 sites (4,200 MW)**
- ▲ **1 plant managed (800 MW)**
- ⬤▲ **1 plant pending acquisition (798 MW)**
- **45% of 07 earnings guidance midpoint**



Utility
- **5 electric utilities (5 regulators)**
- **4 contiguous states – Arkansas, Louisiana, Mississippi, Texas**
- **22,000 MW of generating capacity**
- **15,000 miles of transmission lines**
- **55% of 07 earnings guidance midpoint (includes Parent & Other)**

⬤ **Non-Nuclear Wholesale Assets**
- **1,500 MW non-nuclear wholesale capacity owned**

Entergy's Business Model



Supply/Demand   Climate/Weather Data
Environment   Competitive Behavior
Fuel Prices   Legislation/Regulation
Credit Markets   Capital Markets

Rigorous Analysis

Current Point of View

Business Strategy

Create Options

Portfolio Management

Driven by:
Markets
Skills
Scale
Scope
Positions

Long Positions

Structured Contracts

Asset Development /Acquisitions

Asset Disposition

Structured Contracts

Short Positions

Strict Risk Limits

Operational Excellence

Produce Products/ Services

Achieve Productivity

Manage Relationships

Competitor/ Industry Standards

Domestic Utility

Strategy

- **Pursue rate structures that ensure incremental capital investments are reflected in rates timely**
- **Reduce operating costs through Entergy Continuous Improvement to earn incentives**
- **Execute the Generation Supply Plan to diversify and modernize Entergy's fleet**

Financial

	01	02	03	04	05
Utility/Parent/ Other EPS Operational	2.28	2.40	2.62	2.79	3.03
Utility/Parent/ Other EPS As-Reported	2.19	2.40	1.93	2.86	2.82
OCF; $B	2.1	1.9	1.9	2.0	0.9

Operational

 **EDISON ELECTRIC INSTITUTE**

Every year since inception

Emergency Awards

– 2000, 2001, 2003, 2004, 2005, 2006 (Assistance)
– 1999, 2002, 2006 (Response)

	01	02	03	04	05
Reliability - SAIFI; avg #/customer/yr	2.13	1.99	1.75	1.85	1.65
Reliability - SAIDI; avg min/customer/yr	162	164	144	169	161
Reliability - Regulatory Complaints; #	113	110	81	88	104
Recordable Accident Index; #	3.17	3.01	2.21	2.16	1.96
Transmission Service Index; MWhs not served	965	1184	944	1239	1183

Regulatory

	1H06	2H06	1Q07	2Q07	3Q07	4Q07
Storm Recovery Initiatives	Ongoing efforts to secure insurance, CDBG and retail recovery					
Federal Initiatives ICT	Approval	Implementation				
System Agreement	Make compliance filing and implement					
Retail Initiatives EGS-LA FRP	Filing	Rates		Filing	Rates	
ELL FRP	Filing	Rates		Filing	Rates	
EMI FRP	Filing	Rates	Filing	Rates		
ENOI FRP	Filing	Rates	Rates			Rates
EMI Attala		Rider				
EAI Rate Case		Filing		Rates		
Jurisdictional Split	LPSC filing	Conduct reviews, seek approvals and implement				
EGS-TX Rate Case				Filing		

Recovery From Two Major Storms

Impact of Two Storms

Number	Area of Impact
$1.5B/1.9M	Estimated restoration costs/customer outages
120,000	Square miles affected
28,900	Poles destroyed
1,500	Employees displaced
706/526	Transmission substations out/lines out
30	Generation units offline
1	ENOI in Chapter 11

A Different Future

Improvement	Status
$6B funding for flood protection	Federal funding in place for significantly improved levee protection system
34 repaired pump stations	Army Corps of Engineers' efforts continue as pump capacity is expanded
Coastal restoration	Congress currently considering legislation for offshore royalty sharing to support restoration
Enhanced future storm recovery	Securitization legislation in Louisiana, Mississippi, and Texas; Storm reserve approved in Mississippi (securitized) and New Orleans, filed for in Louisiana

Timeline to Finalize Storm Recovery



Mississippi — Costs Filing → *Review costs* → Order (Done) → CDBG App. → CDBG $$$ (Done / In the Bank) → Financing Order (Done) → *Securitization* → $$$



Louisiana — Costs Filing → Interim relief → Ph II Filing (Done) → *Review costs* → Order → CDBG App. → ??? → CDBG $$$ → Financing Order → *Securitization* → $$$



New Orleans — Interim relief/Grand Gulf $$ (Permanent Done) → Costs Filing → *Review costs* → CDBG App. → ??? → CDBG $$$ (Done) → Order (Done) → $$$



Texas — Legislation → Costs Filing (Done) → *Review costs - 150 days* → Order → Constructive Settlement No Finding of Imprudence/ Allows Carrying Costs → Financing Order → *Securitization* → $$$

Supply Plan

Investing and Financing Process

1 Assess System's need for resources
- Capacity
- Energy
- Base Load
- Load Following

2 Evaluate options for meeting system needs (RFP process)
- Buy
- Build
- Lease
- PPA

3 Obtain regulatory approval for recovery
- Base rate
- Rider
- Fuel

4 Evaluate financing alternatives
- On sheet
- Off sheet
- Third party ownership

Alternatives Under Consideration

Perryville
Attala

Gas-Fired Capacity
- Acquire or contract some of the 15 GW of merchant capacity built in past five years

Little Gypsy

Coal and/or Pet-Coke Capacity
- Repower existing units, e.g., Little Gypsy project in the 06 long-term RFP
- Acquire, build or contract with new or existing PC or CFB units

Grand Gulf  *River Bend*

Nuclear Capacity
- COLs create option for new units at Grand Gulf and River Bend sites

2006 RFP for Long-Term Resources
06-15 planning horizon (including ENOI); MW



Load Following 2,000 – 5,000
Base Load 3,000*

1,000
1,000

System Requirements

RFP

* Base load requirement is growing at ~2% annually

2006 RFP for Long-Term Resources
Status

Activity	CCGT	Solid Fuel
Proposals received	35 proposals from 9 bidders 12 resources @ 16,833 MW	8 proposals from 6 bidders 6 resources @ 3,293 MW
Shortlist	6 resources, located in AR and LA	5 resources, located in AR and LA (includes repowering)
Contracts	Expect to execute by early 07	Expect to execute by mid-to-late 07
COD		As late as 12

Nuclear

Strategy

- **Operate safe, secure, low-cost plants that exceed industry average performance**
- **Execute transactions that drive growth, including both plant acquisitions and management service agreements**
- **Continue to improve productivity through operational expertise and management team strength**

Financial

	01	02	03	04	05
EPS Operational	0.57	0.88	0.85	1.06	1.32
EPS As-Reported	0.57	0.88	1.30	1.06	1.32
OCF; $B	0.3	0.3	0.2	0.4	0.6

Operational



Entergy's fleet performance includes data prior to acquisition date based upon published reports.

Sold Forward Positions



New Nuclear Development

Environment

1970s
● Unique designs
● 2-step licensing process; regulatory delays
● Immature industry
● Pre-1990 Clean Air Act
● Opposition/protests

Today
● Standardized designs
● Combined COL and ESP process
● Mature industry: 30+ years experience
● Clean; Energy Policy Act of 2005 incentives
● Commission/ community support

With commission/community support, federal incentives, EPC contracts, modular fabrication, the history of the past need not be repeated.

"Instead of saying, 'Not in my back yard,' these communities are saying, 'In our back yard now!' "

-- Mississippi Governor Haley Barbour

"I believe nuclear is the future power in this country – especially in Louisiana. I want our commission to be progressive and to show [potential nuclear developers] how they are going to collect their money before the plant is proposed. We want it to be as easy as it can be."

-- Louisiana Commissioner Jay Blossman

New Nuclear Pursuits/Events

- ● Construction and Operating Licenses (COL) at Grand Gulf (NuStart) and River Bend
  - ✓ Sharing of engineering and environmental work creates synergies and flexibility
- ● Early Site Permit (ESP) at Grand Gulf
- ● $50-$60M Entergy cost (net of DOE sharing) to obtain COLs and ESP



| 07 | 08 | 09 | 10 |

ESP approved by NRC

Decision: Submit COLS to NRC?

COL submittal to NRC
● Grand Gulf 11/07 and/or
● River Bend 5/08

Decision: Construct?

NRC issues license/ Construction could begin

Financial Aspirations

1 — **Top-Quartile Total Shareholder Return**

EPS

06-10 Opportunity

Grow EPS
by ~$1/share
annually

Cash Distributions to Owners

06-10 Opportunity

Target 60%
dividend payout over time
and/or repurchase up to $500M
of shares annually

2 — **Returns At or Above Risk-Adjusted Cost of Capital**

ROIC

06-10 Opportunity

10%

3 — **Solid Investment Grade Credit With Flexibility to Manage Risk and Act on Opportunities**

Credit Ratings/Metrics

06-10 Opportunity

50-55% Gross Debt to Capital*
Sustain BBB/Baa ratings
Remove negative outlooks

* Consistent with current risk profile

Financial Profile

Operational EPS
04-07E Guidance and Aspiration Opportunity



	04	05	06E	07E	08E-10E
As-Reported	3.93	4.19	4.78-5.08	5.40-5.70	

Operational Return on Invested Capital
04-05 and Aspiration Opportunity; %



	04	05	06E	07E	08E-10E
As-Reported	7.3	7.2			

Gross Debt to Capital Ratio
04-05 and Aspiration Opportunity; %



Dividend Payout Ratio (Operational)
04-05 and Aspiration Opportunity; %



	04	05	06E	07E	08E-10E
As-Reported	48	52			

Cash Available for Capital Deployment

Projected Cash Available for Capital Deployment
07E-09E; $B



Projected $3.2B Available for:
- Investments
- Debt Repayments
- Equity Repayments
- Dividend Increases

Planned Capital Expenditures

Projected Capital Expenditures

07E-09E; $B

Maintenance Capital
Investing Capital
Utility/ Parent/ Other
4.2
2.3
1.9
Entergy Nuclear
1.0
0.2
0.8
Total
5.2

Investing Capital - Preliminary

07E-09E; % of Total



1.9
Potential Portfolio Transformation*
Generation (Existing Fleet)
Environmental
Transmission
Business Function Relocation
0.8
Palisades
Dry Fuel Storage/License Renewal
Other
2.7
1.9
Utility/Parent/Other
0.8
Entergy Nuclear

** ~5% Approved To Date*

Portfolio Transformation Framework

Supply Plan Portfolio Decisions
06E supply requirements; GW, % of peak



Obligation to serve

New Resource Supply Decisions

Buy Build Lease PPA

% of Annual Hours Load Is Forecasted to Exceed

Separate Operational Decisions from Regulatory/Financial Decisions

Regulatory Recovery Decisions

- **Pre-Approval Condition to Close/Construct**
- **Recovery Alternatives**
  - ✓ **CWIP in Rates**
  - ✓ **Base Rates**
  - ✓ **Rider**
  - ✓ **Fuel**
- **Federal Incentives**

Financial Decisions

- **Traditional (On-Sheet)**
- **Genco (Off-Sheet)**
- **Third Party Ownership**
- **Contracts**
- **Securitization**

Appendix: Reg G Reconciliation

Table 1: EPS Contribution by Business - Reconciliation of GAAP to Non-GAAP Measures
2001-2005

(Per share in U.S. $)		2001	2002	2003	2004	2005
Consolidated As-Reported Earnings	(a)	3.23	2.64	4.01	3.93	4.19
Utility, Parent & Other						
As-Reported		2.19	2.40	1.93	2.86	2.82
Less Special Items						
Merger expenses		(0.06)	-	-	-	-
Write-down of MyHomeKey investment		(0.03)	-	-	-	-
Voluntary severance plan		-	-	(0.31)	-	-
SFAS 143 implementation		-	-	(0.09)	-	-
River Bend loss provision		-	-	(0.29)	-	-
Tax benefits - Entergy-Koch investment		-	-	-	0.07	-
Retail business impairment reserve		-	-	-	-	(0.12)
Retail business discontinued operations		-	-	-	-	(0.09)
Total Special Items	(b)	(0.09)	0.00	(0.69)	0.07	(0.21)
Operational		2.28	2.40	2.62	2.79	3.03
Entergy Nuclear						
As-Reported		0.57	0.88	1.30	1.06	1.32
Less Special Items						
SFAS 143 implementation		-	-	0.67	-	-
Voluntary severance plan		-	-	(0.22)	-	-
Total Special Items	(c)	0.00	0.00	0.45	0.00	0.00
Operational		0.57	0.88	0.85	1.06	1.32
Non-nuclear Wholesale Assets						
As-Reported		0.47	(0.64)	0.78	0.01	0.05
Less Special Items						
Damhead Creek mark-to-market gas contract		0.10	-	-	-	-
Restructuring costs		(0.02)	(0.17)	-	-	-
Gain (loss) on disposition of assets		0.01	0.23	-	-	-
Development costs		-	(0.09)	-	-	-
Turbine commitment		-	(0.52)	-	-	-
Asset and contract impairments		-	(0.62)	-	-	-
Reduction in asset sale reserves		-	-	-	0.02	-
Asset impairment reserve		-	-	-	(0.15)	-
Tax benefits on restructuring		-	-	-	0.41	-
Gulf South Pipeline earnings		-	-	-	0.13	-
Entergy-Koch Trading earnings		-	-	-	(0.35)	-
Total Special Items	(d)	0.09	(1.17)	0.00	0.06	0.00
Operational		0.38	0.53	0.78	(0.05)	0.05
Consolidated Operational Earnings	(a)-(b)-(c)-(d)	3.23	3.81	4.25	3.80	4.40

Appendix: Reg G Reconciliation

Table 2: Earnings - Reconciliation of GAAP to Non-GAAP Measures
2006 and 2007 Guidance
($ per share)

		2006 Guidance	2007 Guidance
Consolidated As-Reported excluding Entergy New Orleans	(a)	4.78-5.08	5.40-5.70
Less Special Items			
Utility, Parent & Other		-	-
Total Utility, Parent & Other		-	-
Competitive Businesses			
Entergy Nuclear		-	-
Energy Commodity Services			
2006 Gain on sale of Entergy-Koch, LP		0.28	-
Subtotal		0.28	-
Total Competitive Businesses		0.28	-
Total Special Items	(b)	0.28	-
Consolidated Operational Earnings excluding Entergy New Orleans	(a)-(b)	4.50-4.80	5.40-5.70

Table 3: Projected Cash Available
Reconciliation of GAAP to Non-GAAP Measures
2007-2009
($ in billions)

		2007-2009
Net cash flow provided by operating activities	(a)	8.3
Less:		
Planned capital expenditures		5.2
Preferred dividends		0.1
Other investing cash flows		0.8
Subtotal	(b)	2.2
Common dividends	(c)	(1.6)
Capital structure changes including net share repurchases and new debt (net of maturities)	(d)	2.6
Net Cash Available for New Investment, Debt or Equity Repayment, Dividend Increase	(b)+(c)+(d)	3.2

**Table 4: Earnings, Return on Invested Capital and Dividend Payout
Reconciliation of GAAP to Non-GAAP Measures
2004-2005
($ millions)**

		2004	2005
Consolidated As-Reported Earnings	(a)	910	898
Preferred Dividends		24	25
Tax Effected Interest Expense		295	293
As-Reported Earnings (including preferred dividends and tax effected interest expense)	(b)	1,228	1,217
Less Special Items			
Utility, Parent & Other			
Tax benefits - Entergy Koch		17	-
Retail business discontinued operations		-	(19)
Retail business impairment reserve		-	(26)
Total Utility, Parent & Other Special Items	(c)	17	(45)
Competitive Businesses Special Items			
Entergy Nuclear		-	-
Energy Commodity Services / Other			
Asset and contract impairments		(36)	-
Earnings from Entergy-Koch Trading		(79)	-
Earnings from Gulf South Pipeline		29	-
Tax benefits on restructuring		94	-
Reduction in asset sale reserves		5	-
Total Competitive Business Special Items		13	-
Total Special Items	(d)	30	(45)
Consolidated Operational Earnings	(a)-(d)	880	943

Appendix: Reg G Reconciliations

**Table 4 (continued): Earnings, Return on Invested Capital and Dividend Payout
Reconciliation of GAAP to Non-GAAP Measures
2004-2005**

		2004	2005
(in millions)			
Average Number of Common Shares Outstanding - Diluted	(e)	231.2	214.4
(in $ per share)			
Consolidated As-Reported Earnings (g)	(a) / (e)	3.93	4.19
Consolidated Operational Earnings (h)	(a-d) / (e)	3.80	4.40
($ in millions)			
Operational Earnings (including preferred dividends and tax effected interest expense)	(b - d)	1,198	1,262
Average Invested Capital	(f)	16,845	16,850
Common Dividend Paid Per Share	(i)	1.89	2.16
(%)			
As-Reported Return on Invested Capital	(b) / (f)	7.3	7.2
Operational Return on Invested Capital	(b - d) / (f)	7.1	7.5
As-Reported Common Dividend Payout Ratio	(i) / (g)	48	52
Operational Common Dividend Payout Ratio	(i) / (h)	50	49